UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13687

CEC ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

4441 W. Airport Freeway Irving, Texas 75062 (972) 258-8507

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.10 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On February 14, 2014, Q Merger Sub Inc., a Kansas corporation (“Merger Sub”), merged (the “Merger”) with and into CEC Entertainment, Inc., a Kansas corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of January 15, 2014, by and among Queso Holdings Inc., a Delaware corporation and the parent of Merger Sub (“Parent”), Merger Sub and the Company. The Company is the surviving corporation in the Merger and is a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, CEC Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 28, 2014	By:	/s/ Jay Young
Name: Jay Young
Title: Senior Vice President and General Counsel